Exhibit 99.1

Patria Investments Announces Agreement to Acquire VBI Real Estate to Anchor Brazil Real Estate Platform

Top player in Brazil’s REIT market will increase the size of Patria’s combined real estate platform three-fold and add valuable and scalable permanent capital AUM

GRAND CAYMAN, Cayman Islands, June 9, 2022 – Patria Investments (“Patria”) (NASDAQ: PAX), a global alternative asset manager, announced today an agreement to acquire VBI Real Estate (“VBI”), one of the top independent alternative real estate asset managers in Brazil, with approximately R$ 5 billion in assets under management across both development and core real estate vehicles. The transaction is structured in two stages, the first of which entails the acquisition of 50% of VBI by Patria. The second stage, when closed, will lead to full ownership and integration of VBI to Patria’s platform.

“We are very excited to join forces with VBI as the key anchor for our real estate strategy in Brazil looking forward,” said Alex Saigh, Patria’s CEO. “Over the last 15 years, VBI’s team built a stellar track record and established the firm as a top player in the Brazilian market. This transaction aligns Patria with highly specialized investment talent and represents an important step in building valuable permanent capital AUM.”

The Brazilian market includes more than R$ 220 billion in listed real estate funds, and has grown at an annualized rate of 28% over the last 5 years. The asset class is an attractive entry point into alternatives for local high net worth and retail investors, as it offers both liquidity through public markets and significant tax benefits to individual investors.

VBI was established in 2006, and currently manages approximately R$ 5 billion (or more than US$ 1 billion) in assets under management, including R$ 3.7 billion in permanent capital REIT structures and the remainder in drawdown-style development funds. Annualized AUM growth of 38% from 2018 through 2021 has positioned VBI as a top independent REIT manager in Brazil with strong presence and performance in the country’s three most relevant sub-sectors – logistics, office and credit. VBI is led by five senior partners that bring an average of 20 years of industry experience and an outstanding reputation among the region’s key clients.

“VBI and Patria are a strong fit”, said Ken Wainer, co-founding partner of VBI. “We’re delighted to become part of the leading alternative investment platform in Latin America.  Together we can expand our offering of best-in-class real estate investment solutions for local and global institutional investors.”

“We are thrilled to join with Patria in pursuit of our mutual goals in the Brazilian market”, said Rodrigo Abbud, co-founding partner of VBI. “The financial deepening in Latin America presents a great opportunity for the best asset managers to attract new capital, and this partnership aligns our specialized real estate expertise with Patria’s long standing reputation in the alternatives space.”

Transaction Details

While specific financial terms are not being disclosed, the transaction will be structured in two stages. The first stage is expected to close within 60 days, and entails the acquisition of 50% of VBI for cash consideration, plus the addition of Patria’s two existing Brazilian REIT vehicles. During stage one, Patria’s real estate team will join forces with VBI, and VBI will effectively manage Patria’s real estate platform in Brazil. Cash payments for stage one are scheduled in two installments to be paid in 2022 and 2023, plus one additional payment conditioned on VBI’s Fee Earning AUM growth to be paid between 2024 and 2027. When closed, the second stage will lead to full ownership and integration of VBI’s platform by Patria, and that is expected to commence within 24-36 months. Stage two payment will be divided in two annual installments to be paid in a combination of cash and PAX Class A shares, with the equity portion being capped at 50% of the total value of the stage two payment.

Conference Call & Webcast Information

Patria will host a conference call on Friday, June 10, 2022 at 8:30 am (Eastern Time) to discuss the transaction. The conference call can be accessed via webcast on the Events section of Patria’s IR website at https://ir.patria.com. A presentation on the transaction will be posted to Patria’s IR website and on the SEC website at https://www.sec.gov/ in advance of the conference call.

About Patria Investments

Patria is a leading alternative investment firm focused on Latin America, with over 30 years of history and combined assets under management of $27.6 billion, and a global presence with offices in 9 cities across 4 continents. Patria aims to provide consistent returns in attractive long-term investment opportunities that allow for portfolio diversification through its Private Equity, Infrastructure, Credit, Public Equities and Real Estate products. Through its investments Patria seeks to transform industries and untangle bottlenecks, generating attractive returns for its investors, while creating sustainable value for society. Further information is available at www.patria.com

About VBI

VBI Real Estate is a leading Brazilian real estate alternative investment manager.  VBI’s real estate investment products include core and opportunistic investment vehicles focused on the logistics, office, structured credit, retail, residential and student housing segments.  Founded in 2006, VBI’s investor base includes Brazilian and international institutional and individual investors.  VBI seeks to provide attractive risk-adjusted returns to investors while generating a positive impact on the urban environment. Further information is available at www.vbirealestate.com

Disclaimer:

This press release is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any securities of Patria Investments Limited. The information contained herein does not purport to be all-inclusive. The data contained herein is derived from various internal and external sources. Any estimates or projections included should not be relied upon as being necessarily indicative of future results.

Forward Looking Statements:

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “would,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under the section entitled “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2021, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date of this investor presentation. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, and if we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. There can be no assurance that the proposed transactions described in this presentation, which are subject to certain closing conditions, will be completed, nor can there be any assurance, if the transactions are completed, that any potential benefits of the transactions will be realized. The description of the transactions contained herein is only a summary and does not purport to be complete.

Press service:

Brazil - Ideal H+K Strategies (patria@idealhks.com)

Rodrigo Fonseca: +55 11 9.4846-5003 / rodrigo.fonseca@idealhks.com

Patria Shareholder Relations:

Josh Wood: +1 917 769 1611 / josh.wood@patria.com